SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
August, 2006	33-80178

TEMBEC INDUSTRIES INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F ______                                    Form 40-F      X

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Explanatory Note: This Report is an amendment to the Report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2005. The purpose of this amendment is to correct the file format of the Exhibits that was used in connection with the original filing.   The content of the attached exhibits have not changed, only the file formats have been amended to a searchable and exportable format.

EXHIBIT LIST

Exhibit                 Description

99.1                      Certificate of Amalgamation

99.2                      By-Laws

TEMBEC INDUSTRIES INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

August 30, 2006

TEMBEC INDUSTRIES INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
Vice President, General Counsel and Secretary